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                                                                     EXHIBIT 4.1

                                THE GEON COMPANY
                             AMENDMENTS TO BY-LAWS

1.    Section 2, Article I, of the By-Laws should be amended to read as follows:

      SECTION 2. SPECIAL MEETINGS. Special meetings of the stockholders may be called by the Board of Directors or the Chief Executive Officer at such times and at such places either within or without the State of Delaware as may be stated in the call.

2. Section 8, Article I, of the By-Laws should be amended to read as follows:

      SECTION 8. ACTION BY CONSENT. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without vote, if, prior to such action, a written consent or consents thereto, setting forth such action is signed by the holders of record of all the shares of stock of the Corporation, issued and outstanding and entitled to vote thereon.